Reply Attention of	Bernard Pinsky
Direct Tel.	604.643.3153
EMail Address	bip@cwilson.com
Our File No.	28291-1 / D/GYW/709967.1

April 29, 2005

BY EDGAR

Securities and Exchange Commission

450 Fifth Street NW

Washington DC 20549-0405

Attention:	Mellissa Campbell Duru

Ladies and Gentlemen:

Re: Torrent Energy Corporation Form SB-2 filed March 30, 2005 File No. 333-123674

                         Thank you for your letter of April 27, 2005 with respect to the Registration Statement on Form SB-2 filed by Torrent Energy Corporation (the “Company”). As counsel to the Company , we wish to respond to your letter as follows.

Selling Stockholders, page 32

1.                      The Company confirmed that there are no selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers.

Closing

We trust our above response addresses your letter satisfactorily. We also wish to confirm our discussions with Mellissa Campbell Duru of your office that you have no further comments, that there is no need to file a pre-effective amendment to reflect the offering pursuant

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to Rule 415 of the Securities Act of 1933 (as the Company has provided the requisite undertaking), and that the Company may request acceleration.

Should you have any questions, please direct them to the undersigned at 604-643-3153, or in his absence, to Grant Wong at 604-643-3178.

Yours truly,

CLARK WILSON LLP

Per: /s/ Bernard Pinsky

Bernard Pinsky

BIP/GYW

cc:	Torrent Energy Corporation
Attention: Mark Gustafson

D/GYW/709967.1